UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2
FORTE BIOSCIENCES, INC.
(Name of Subject Company (Issuer))
AVENA MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
ARGENX BV
(Parent of Offeror)
A Wholly Owned Subsidiary of
ARGENX SE
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
34962G208
(CUSIP Number of Class of Securities)
Hemamalini (Malini) Moorthy
argenx BV
Industriepark Zwijnaarde 7
9052 Zwijnaarde (Ghent)
Belgium
+31(0)10 70 38 441
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Damien Zoubek, Esq.
Oliver J. Board, Esq.
Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
(212) 277-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 6, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Avena Merger Sub Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“Parent”). The Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Forte Biosciences, Inc., a Delaware corporation (“Forte”), for $77.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 6, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.
Item 1 through 9; Item 11.
The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by amending and restating the second paragraph under the heading “U.S. Antitrust” in “—Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:
“On August 3, 2026, each of Parent and Forte filed with the Antitrust Division and the FTC a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger. The waiting period applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., Eastern Time, on August 18, 2026. Accordingly, the HSR Clearance Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See “—Section 15—Conditions to the Offer.”

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AVENA MERGER SUB INC.

	By:	/s/ Hemamalini (Malini) Moorthy
Name: Hemamalini (Malini) Moorthy
Title: Vice President & Secretary

ARGENX BV

	By:	/s/ Arjen Lemmen
Name: Arjen Lemmen
Title: VP Corporate Development & Strategy

ARGENX SE

Date: August 19, 2026	By:	/s/ Karen Massey
Name: Karen Massey
Title: Chief Executive Officer